

NYSE American / TSX
Symbol: TMQ

News Release

Trilogy Metals Strengthens Strategic Advisory and Leadership Capabilities Following US Federal Investment to Advance Alaska Projects

January 20, 2026 – Vancouver, British Columbia – Trilogy Metals Inc. (NYSE American / TSX: TMQ) ("**Trilogy Metals**", "**Trilogy**" or the "**Company**") is pleased to announce the expansion of its advisory and leadership teams following its October 6, 2025, announcement of an investment by the US federal government to advance exploration and development of the Upper Kobuk Mineral Projects ("**UKMP**") in northwestern Alaska. The UKMP are held by Ambler Metals – the Company's 50/50 joint venture with South32 Limited ("**South32**").

With mine permitting and project activity expected to accelerate at Ambler Metals, Trilogy is augmenting its management team to strengthen oversight of the joint venture. This move coincides with South32's increased commitment of personnel to the joint venture, underscoring the importance of rapidly advancing the UKMP. Further to Trilogy's December 17, 2025, news release announcing the 2026 program and budget for Ambler Metals, Ambler Metals has also begun recruiting key management roles to drive project execution.

Tony Giardini, President and CEO of Trilogy Metals, commented: "We are pleased to welcome Egizio Bianchini as Strategic Advisor. His distinguished career – including leadership roles at investment banks Stifel GMP and BMO Capital Markets, his tenure as Executive Vice Chairman of Ivanhoe Mines, and decades of experience advising and financing mining companies globally – brings an exceptional breadth of insight and perspective to Trilogy. His long-standing relationships across the global mining industry, deep industry knowledge, and proven ability to guide companies through transformative transactions will be an important asset to us.

"Additionally, the management appointments of Olav Langelaar, Matthew Keevil, and Kimberly Lim mark a strategic step forward for our company. Their combined expertise across capital markets, mining operations, investor relations, and corporate communications will be instrumental as we advance our corporate development pipeline, deepen engagement with stakeholders, and deliver long-term value for our shareholders and communities.

"I look forward to working closely with our expanded team as we progress towards closing the US government's investment in Trilogy and advancing the UKMP as a key domestic source of critical minerals."

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More information on the Trilogy management team is available on the Company's website at **trilogymetals.com**, which will soon feature a refreshed design and provide enhanced access to corporate updates and investor information.

Egizio Bianchini has been engaged as Strategic Advisor. He most recently served as Vice Chairman, Managing Director, and Head of Mining Investment Banking at Stifel GMP, where he led the firm's mining investment banking business. Mr. Bianchini was previously Executive Vice Chairman of Ivanhoe Mines and spent 29 years at BMO Capital Markets, a member of Canada-based BMO Financial Group, including serving as Vice Chairman and Co-Head of the Global Metals & Mining Group from 2011 to 2018. With more than 40 years of experience in metals and mining financial services, Mr. Bianchini has a proven track record advising mining companies globally and leading the structuring and execution of initial public offerings and other capital-raising transactions.

He holds a Master of Business Administration from the University of British Columbia and a Bachelor of Science in Geology from the University of Toronto.

Olav Langelaar has been appointed Vice President, Corporate Development. He has more than 30 years of experience in Canadian capital markets and international mining, spanning investment banking, corporate development, and operations. He spent 20 years as an investment banker with Dundee Goodman Merchant Partners, Primary Capital, and Dundee Securities. This capital markets experience is complemented by 14 years in senior management roles with Ospraie Gold, Amerigo Resources, and Placer Dome, as well as earlier operational experience as an engineer with Cameco, Cominco (now Teck), and Agrium (now Nutrien). Prior to joining Trilogy, he served as Vice President, Corporate Development at Gladiator Metals.

Mr. Langelaar holds a Bachelor of Science (Honours) in Mechanical Engineering from the University of Waterloo and a Master of Business Administration from the Ivey School of Business at the University of Western Ontario. He is a member of Engineers and Geoscientists of British Columbia, and serves as Managing Director of MINCAP Merchant Partners.

Matthew Keevil has been appointed Vice President, Investor Relations and Business Development. He brings more than 20 years of experience in capital markets, investor relations, and corporate affairs across both public and private companies in the global mining sector. Prior to joining Trilogy, Mr. Keevil served as Director of Investor Relations and Corporate Communications at Ivanhoe Mines from 2020 to 2026. In this role, he worked closely with senior leadership to shape strategic messaging, oversee regulatory disclosures, and lead investor engagement during a period of exceptional corporate expansion and project advancement.

Mr. Keevil's earlier career includes leadership and analytical roles with ATAC Resources, Teck Resources, and Cross Lake Minerals, where he contributed to financial analysis, investor engagement, and corporate development initiatives.

He holds a Bachelor of Arts (Honours) in Economics and Political Studies from Queen's University and a Master of Arts in Strategic Communication from Royal Roads University.

Kimberly Lim has been appointed Director, Corporate Communications. She is a communications and investor relations professional with more than 15 years of experience supporting and advising natural resources, technology, and ag-tech companies. Prior to joining

Trilogy, she served as a communications consultant providing expertise in capital markets communications, corporate positioning, crisis management, stakeholder engagement, and integrated messaging across investors, media, employees, and communities.

Ms. Lim previously held senior in-house roles, including Vice President of Investor Relations and Corporate Communications at CubicFarm Systems, as well as senior communications leadership positions across the Ivanhoe group, supporting global mining and advanced technology businesses. Ms. Lim holds a Bachelor of Arts in Psychology and Economics from the University of British Columbia.

About Trilogy Metals

Trilogy Metals Inc. is a metal exploration and development company that holds a 50 percent interest in Ambler Metals LLC, which has a 100 percent interest in the UKMP in northwestern Alaska. On December 19, 2019, South32, a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District, which is one of the richest and most-prospective known copper-dominant districts in the world. It hosts world-class polymetallic volcanogenic massive sulphide ("**VMS**") deposits that contain copper, zinc, lead, gold, and silver, and carbonate replacement deposits, which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler Mining District – the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within a land package that spans approximately 190,929 hectares. Ambler Metals has an agreement with NANA Regional Corporation, Inc., an Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler Mining District in cooperation with local communities. Trilogy's vision is to develop the Ambler Mining District into a premier North American copper producer while protecting and respecting subsistence livelihoods.

Company Contacts
Matthew Keevil
Vice President, Investor Relations and Business Development

Phone: 604-638-8088
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Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements regarding the anticipated benefits of recent management appointments; closing of the transaction with the US federal government and the timing thereof; the anticipated timing of permitting and planned activities at the UKMP; perceived merit of properties; South32's increased commitment of personnel; and the Company's expectations regarding corporate developments, shareholder engagement and the ability to deliver long-term value for its shareholders and communities are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates",

"potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving the outcome of pending litigation, success of exploration activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, prices for energy inputs, labour, materials, supplies and services, uncertainties involved in the interpretation of drilling results and geological tests, unexpected cost increases and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2024 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions, and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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